UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

MULLEN AUTOMOTIVE INC.
(Name of Issuer)

Common Stock, $0.001 per share par value
(Title of Class of Securities)

62526P109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Esousa Holdings LLC 27-0492860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON*
OO

Item 1 (a). Name of Issuer:

Mullen Automotive Inc. (f/k/a Net Element, Inc.) (the “Issuer”)

Item 1 (b). Address of Issuer's Principal Executive Offices:

1405 Pioneer Street,

Brea, California 92821

Item 2 (a). Name of Person Filing:

Esousa Holdings LLC (the “Reporting Person”)

Item 2 (b). Address of Principal Business Office or, if None, Residence:

211 East 43rd Street, Suite 402

New York, NY 10017

Item 2 (c). Citizenship:

New York

Item 2 (d). Title of Class of Securities:

Common stock, par value $.001 per share, of the Issuer (the “Common Stock”)

Item 2 (e). CUSIP Number:

62526P109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Persons hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Persons is based on 26,735,650 shares of the Common Stock issued and outstanding as of January 31, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

ESOUSA HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs
Managing Member